UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Court Sanction of Scheme of Arrangement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION
FOR IMMEDIATE RELEASE
20 November 2024
RECOMMENDED ACQUISITION
OF
CENTAMIN PLC
BY
ANGLOGOLD ASHANTI PLC

Court Sanction of Scheme of Arrangement and Other Updates
The boards of Centamin plc (“Centamin”) and AngloGold Ashanti plc (“AngloGold Ashanti”) are pleased to announce that the Jersey Court has today sanctioned the scheme of arrangement between Centamin and the Scheme Shareholders under Article 125 of the Jersey Companies Law (the “Scheme”) to implement the recommended cash and share acquisition of the entire issued and to be issued share capital of Centamin by AngloGold Ashanti (the “Transaction”).
The Transaction is subject to the terms and conditions set out in the scheme document relating to the Transaction published on 30 September 2024 (the “Scheme Document”) and was approved by Centamin Shareholders at the Shareholder Meetings on 28 October 2024.
Unless otherwise defined, all capitalised terms in this announcement have the meaning given to them in the Scheme Document. All references to times are to London, UK, times unless otherwise stated.
Next steps
The Scheme remains conditional on, and will become Effective upon, the delivery of a copy of the Court Order to the Registrar of Companies for registration, which is expected to occur on 22 November 2024.
Centamin confirms that the last day of dealings in Centamin Shares on: (i) the main market of the London Stock Exchange will be 21 November 2024, and (ii) the Toronto Stock Exchange will be 20 November 2024, such that no transfers of Centamin Shares will be registered after 6.00 p.m. (London time) and 4.00 p.m. (Toronto time), as applicable, on the respective dates (other than the registration of the transfer of the Centamin Shares to AngloGold Ashanti pursuant to the Scheme). Following this, all of the Centamin Shares will be suspended from the Official List and from trading on the London Stock Exchange’s main market for listed securities, and from trading on the Toronto Stock Exchange, and Centamin Shares will be disabled in CREST and CDS. The Scheme Record Time will be 10.00 p.m. (London time) on 21 November 2024.
Centamin has made an application for the suspension of trading of the Centamin Shares on the London Stock Exchange’s Main Market for listed securities to take effect by 7.30 a.m. on 22 November 2024 and for the cancellation of the listing of the Centamin Shares on the Official List to take effect by 8.00 a.m. on 25 November 2024 (and subject to the Scheme becoming Effective). Centamin has received conditional approval from the Toronto Stock Exchange for the delisting of the

Centamin Shares from the Toronto Stock Exchange, to take effect at 4.30 p.m. (Toronto time) on 25 November 2024.
The expected timetable of principal events for the Transaction remains as set out in the announcement by Centamin on 28 October 2024. If any change to the key dates and/or times set out in the timetable is made, Centamin will give notice of this change by issuing an announcement through a Regulatory Information Service, with such announcement being made available on Centamin’s website at www.centamin.com.
Further announcements will be made when appropriate.
Full details of the Transaction are set out in the Scheme Document.
Enquiries:

Centamin
Michael Stoner, Head of Corporate	investor@centaminplc.com

FTI Consulting (public relations advisor to Centamin)	+44 20 3727 1000
centamin@fticonsulting.com
Ben Brewerton
Sara Powell
Nick Hennis

Bofa Securities (Financial Adviser to Centamin)	+44 (0)20 7628 1000
Ben Davies
Geoff Iles
George Close-Brooks
Abhi Khabra
Sid Rishi

BMO Capital Markets (Joint Financial Adviser to Centamin)	+44 (0)20 7236 1010
Gary Mattan
Tom Rider
Pascal Lussier-Duquette
Nick Macann

AngloGold Ashanti

Media enquiries:	media@anglogoldashanti.com
Andrea Maxey	+61 08 9435 4603 / +61 400 072 199
Stewart Bailey	+27 81 032 2563

Investor enquiries:	yrchowthee@anglogoldashanti.com
amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080
Andrea Maxey	+61 08 9435 4603 / +61 400 072 199

Stewart Bailey	+27 81 032 2563

FGS Global (public relations adviser to AngloGold Ashanti)	+44 20 7251 3801
Faeth Birch
James Murgatroyd
Sarah Roberts

Gordon Dyal & Co (lead financial adviser to AngloGold Ashanti)	+1 212 321 4010
Gordon Dyal
Stefan Grimbacher
Matt Strain

Goldman Sachs International Limited (financial adviser to AngloGold Ashanti)	+44 (0) 20 7774 1000
Nimesh Khiroya
David Hammond
Charles Tongue
Warren Stables

Further information
Norton Rose Fulbright LLP is acting as legal adviser to Centamin in connection with the Transaction. Slaughter and May is acting as legal adviser to AngloGold Ashanti in connection with the Transaction.
This announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer or invitation, or the solicitation of any offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of AngloGold Ashanti or Centamin in any jurisdiction pursuant to the Transaction in contravention of applicable laws.
The Transaction will be made and implemented solely pursuant to the terms of the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document), which contains the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction.
Centamin and AngloGold Ashanti urge Centamin Shareholders to read the Scheme Document because it contains important information relating to the Transaction. Any vote in respect of resolutions to be proposed at the Centamin Meetings to approve the Transaction, the Scheme or related matters, should be made only on the basis of the information contained in the Scheme Document.
This Announcement does not constitute a prospectus, prospectus equivalent document or an exempted document.
The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them, and publication of this announcement shall not give rise to any implication that there has been no change in the facts set forth in this announcement since such date.
This announcement does not constitute or form part of, and should not be construed as, any public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments. The Transaction may have tax consequences for Centamin Shareholders. Centamin Shareholders are urged to consult with their own legal, tax and financial advisers in connection with making a decision regarding this Transaction.
Disclaimers
BofA Securities, a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Centamin and for no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Centamin for providing the protections afforded to its clients or for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement. Neither BofA Securities nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BofA Securities in connection with this announcement, any statement contained herein or otherwise.
BMO, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Centamin and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Centamin for providing the protections afforded to clients of BMO nor for providing advice in relation to any matter referred to in this announcement. Neither BMO nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BMO in connection with this announcement, any statement contained herein or otherwise.
Gordon Dyal & Co, which is registered in the United States with FINRA and regulated by the SEC, is acting exclusively for AngloGold Ashanti and no one else in connection with the Transaction and will not be responsible to anyone other than AngloGold Ashanti in respect of protections that may be afforded to clients of Gordon Dyal & Co or for providing advice in relation to the Transaction or any other matters referred to herein. Neither Gordon Dyal & Co nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Gordon Dyal & Co in connection with this announcement, any statement contained herein or otherwise.
Goldman Sachs International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for AngloGold Ashanti and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the matters referred to in this announcement. Neither Goldman Sachs International nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.
Overseas jurisdictions

The availability of the Transaction and/or the New AngloGold Ashanti Shares, and the release, publication or distribution of this announcement in, into or from jurisdictions other than the United Kingdom, the United States, Australia, Canada or Jersey may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, the United States, Australia, Canada or Jersey should inform themselves about, and observe any applicable legal or regulatory requirements.
In particular, the ability of persons who are not citizens of or resident in the United Kingdom, the United States, Australia, Canada or Jersey, or who are subject to the laws of another jurisdiction, to vote their Centamin Shares with respect to the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.
Persons who are not resident in the United Kingdom, the United States, Australia, Canada or Jersey should inform themselves of, and observe any applicable legal or regulatory requirements of their jurisdictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.
Unless otherwise determined by AngloGold Ashanti or required by the Takeover Code, and permitted by applicable law and regulation, the Transaction will not be made available, in whole or in part, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.
Copies of this announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving such documents (including, without limitation, agents, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction. If the Transaction is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, in whole or in part, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.
Further details in relation to Overseas Shareholders are contained in the Scheme Document and Centamin Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy.
The Transaction will be subject to Jersey law and the jurisdiction of the Court, and the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the FCA, the SEC, the Toronto Stock Exchange, the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X, the Ghana Stock Exchange and applicable securities laws.
Notice to Centamin Canadian Shareholders

The enforcement by Centamin Canadian Shareholders of civil liabilities under applicable Canadian securities laws may be affected adversely by the fact that AngloGold Ashanti and Centamin are incorporated or organised under the laws of a jurisdiction other than Canada, that some or all of AngloGold Ashanti's and Centamin's officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of AngloGold Ashanti, Centamin and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Centamin Canadian Shareholders to effect service of process within Canada upon AngloGold Ashanti, Centamin, their respective officers or directors or the experts named herein, or to realise against them, upon judgments of courts of Canada predicated upon liabilities under applicable Canadian securities laws. In addition, Centamin Canadian Shareholders should not assume that the courts of England and Wales or Jersey: (a) would enforce judgments of courts of Canada obtained in actions against such persons predicated upon civil liabilities under applicable Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under applicable Canadian securities laws.
The distribution of the New AngloGold Ashanti Shares pursuant to the Transaction will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian securities laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities law. The New AngloGold Ashanti Shares received pursuant to the Transaction will not be legended and may be resold through registered dealers in all of the provinces and territories of Canada provided that (i) the trade is not a "control distribution" as defined under applicable Canadian securities laws, (ii) no unusual effort is made to prepare the market or to create a demand for AngloGold Ashanti Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider (as defined under applicable Canadian securities laws) or officer of AngloGold Ashanti, as the case may be, the selling security holder has no reasonable grounds to believe that AngloGold Ashanti is in default of applicable Canadian securities laws.
Centamin Canadian Shareholders should be aware that the Transaction may have tax consequences in Canada and should consult their own tax advisers to determine the particular tax consequences to them of the Transaction in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.
Notice to Centamin US Shareholders
The Transaction relates to the shares of a Jersey company and is being made by means of a scheme of arrangement provided for under the Jersey Companies Law. The New AngloGold Ashanti Shares to be issued pursuant to the Transaction have not been registered under the US Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act. The New AngloGold Ashanti Shares to be issued pursuant to this Transaction by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act, pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also will not be subject to the tender offer rules under the US Exchange Act. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable to schemes of arrangement involving a target company incorporated in Jersey and listed on the London Stock Exchange and the Toronto Stock Exchange, which differ from the disclosure requirements of the US tender offer rules. If, in the future, AngloGold Ashanti exercises its right to implement the Transaction by way of a Takeover Offer, such Takeover Offer will be made in compliance with the applicable US laws and regulations, including the registration requirements of the US Securities Act, and the tender offer rules under the US Exchange Act and any applicable exemptions provided thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC, because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC's website at www.sec.gov or by directing a request to AngloGold Ashanti's contact for enquiries identified above. Nothing in this announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Transaction.
Neither the SEC nor any US state securities commission has approved or disapproved of the New AngloGold Ashanti Shares to be issued in connection with the Transaction, or determined if this announcement is truthful or complete. Any representation to the contrary is a criminal offence in the United States.
It may be difficult for Centamin US Shareholders to enforce their rights and any claims arising out of the US federal securities laws in connection with the Transaction, since AngloGold Ashanti and Centamin are incorporated under the laws of a non-US jurisdiction, some or all of their respective directors and officers may be residents of a non-US jurisdiction, and a substantial portion of AngloGold Ashanti's and Centamin's assets and these non-resident persons will be located outside of the United States. Centamin US Shareholders may not be able to sue a non-US company or its directors and officers in a non-US court for violations of the US federal securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to the jurisdiction or judgment of a US court.
Except in relation to Non-GAAP financial measures, any financial statements or other financial information included in this announcement has been or will have been prepared in accordance with (i) with respect to Centamin, accounting standards applicable in the United Kingdom and Jersey, and (ii) with respect to AngloGold Ashanti, IFRS Accounting Standards as issued by the IASB, that in each case may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. US GAAP differs in certain significant respects from accounting standards applicable in the United Kingdom and Jersey as well as IFRS Accounting Standards as issued by the IASB. None of the financial statements or other financial information relating to Centamin in this announcement has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).
In accordance with normal UK practice, AngloGold Ashanti, its nominees, or their brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Centamin Shares outside of the United States, other than pursuant to the Transaction, until the date on which the Transaction becomes effective, lapses or is otherwise withdrawn. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, each of Goldman Sachs International, BofA Securities and BMO will continue to act as an exempt principal trader in Centamin Shares and AngloGold Ashanti Shares outside of the United States. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in the United Kingdom and Canada, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at www.londonstockexchange.com.
Centamin US Shareholders also should be aware that the Transaction may have tax consequences in the United States and, that such consequences, if any, are not described herein. Centamin US Shareholders are urged to consult with their own legal, tax and financial advisers in connection with making a decision regarding this Transaction.
Cautionary Note Regarding Forward-Looking Statements

This announcement (including information incorporated by reference into this announcement), oral statements made regarding the Transaction, and other information published or to be published by AngloGold Ashanti and/or Centamin, contain statements which are, or may be deemed to be, "forward-looking statements". Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AngloGold Ashanti and Centamin (as applicable) about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.
The forward-looking statements contained in this announcement include statements with respect to the financial condition, results of operations and business of Centamin and certain plans and objectives of AngloGold Ashanti with respect thereto and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may use forward-looking words, phrases and expressions such as "anticipate", "target", "expect", "believe", "intend", "foresee", "predict", "project", "estimate", "forecast", "intend", "plan", "budget", "scheduled", "goal", "believe", "hope", "aims", "continue", "likely", "will", "may", "might", "should", "would", "could", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe objectives, plans or goals are or may be forward-looking statements. These statements are based on assumptions and assessments made by Centamin and/or AngloGold Ashanti in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risk and uncertainty and other factors which may cause actual results, performance, actions, achievements or developments to differ materially from those expressed in or implied by such, because they relate to events and depend on circumstances that will occur in the future. Although AngloGold Ashanti and/or Centamin believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.
There are a number of factors which could cause actual results, performance, actions, achievements or developments to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the ability to proceed with or complete the Transaction; the ability to obtain requisite approvals and the satisfaction of other Conditions on the proposed terms; changes in the global, political, economic, social, business and competitive environments and in market and regulatory forces; changes in future inflation, deflation, exchange and interest rates; changes in tax and national insurance rates; future business combinations, capital expenditures, acquisitions or dispositions; changes in general and economic business conditions; changes in the behaviour of other market participants; the anticipated benefits of the Transaction not being realised as a result of changes in general economic and market conditions in the countries in which AngloGold Ashanti and Centamin operate; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalisation of property and political or economic developments in Argentina, Australia, Brazil, Colombia, Côte d'Ivoire, Democratic Republic of the Congo, Egypt, Ghana, Guinea, Guyana, Tanzania, the United States and other jurisdictions in which the AngloGold Ashanti Group and Centamin Group carry on business or may carry on business in the future; fluctuations in the spot and forward price of gold, copper, silver and other metals or certain other commodities (such as diesel fuel, natural gas and electricity); the results of exploration activities and feasibility studies; the speculative nature of mineral exploitation and development; risks that exploration data may be incomplete and considerable additional work may be required to complete future evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; future prices of gold and other metals; possible variations of ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; discovery of archaeological ruins; risk of loss due to acts of war, terrorism, sabotage and civil disturbances operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; outcome of pending or future litigation proceedings; the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the internal control over financial reporting; other business and operational risks and challenges; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary notices, concessions, permits and approvals; weak, volatile or illiquid capital and/or credit markets; changes in the degree of competition in the geographic and business areas in which AngloGold Ashanti and Centamin operate; any public health crises, pandemics or epidemics (including but not limited to the COVID-19 pandemic) and repercussions thereof; changes to the Boards of AngloGold Ashanti and/or Centamin and/ or the composition of their respective workforces; safety and technology risks; exposures to terrorist activity, IT system failures, cyber-crime, fraud and pension scheme liabilities; risks relating to environmental matters such as climate change including AngloGold Ashanti and/or Centamin's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes to law and/or the policies and practices of regulatory and governmental bodies; Russia's invasion of Ukraine, conflicts in the Middle East, and any cost of living crisis or recession. Other unknown or unpredictable factors could cause actual results, performance, actions, achievements or developments to differ materially from those expected, estimated or projected in the forward-looking statements. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions proves incorrect, actual results, performance, actions, achievements or developments may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors.
Neither AngloGold Ashanti nor Centamin, nor any of their respective associates, directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. Given the risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Specific reference is made to the risk factors included in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC for a more detailed discussion of some of the factors which may affect AngloGold Ashanti's ability to achieve the expectations set forth in the forward-looking statements contained in this announcement.
Neither AngloGold Ashanti nor Centamin assumes any obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or Centamin or any person acting on their behalf are qualified by the cautionary statements herein.
No profit forecasts, profit estimates or quantified financial benefits statements
No statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for Centamin or AngloGold Ashanti, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Centamin or AngloGold Ashanti.

Publication on website
In accordance with Rule 26.1 of the Takeover Code, a copy of this announcement, will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on AngloGold Ashanti’s website at www.anglogoldashanti.com and Centamin’s website at www.centamin.com by no later than 12 noon (London time) on the first Business Day following the date of this announcement. This announcement will also be filed and available under Centamin’s profile on SEDAR+ at www.sedarplus.com. For the avoidance of doubt, neither the contents of these websites nor the contents of any websites accessible from any hyperlinks are incorporated into or form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 20 November 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary